SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMPHASTAR PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03209R 10 3

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                    Rule 13d-1(b)

☐                                    Rule 13d-1(c)

☒                                    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03209R 10 3	13G	Page 2 of 8 Pages

1		Names of Reporting Persons Jack Yongfeng Zhang
2	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,892,646(1)
	6	Shared Voting Power 7,660,294(2)
	7	Sole Dispositive Power 1,892,646(1)
	8	Shared Dispositive Power 7,660,294(2)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 11,123,022(3)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		Percent of Class Represented by Amount in Row (9) 24.91%(3)(4)
12		Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 1,243,538 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Jack Yongfeng Zhang, or Mr. Zhang, and (ii) 649,108 shares held directly by Mr. Zhang.

(2)

Includes (i) 7,631,594 shares of common stock held of record by Applied Physics & Chemistry Laboratories, Inc., or APCL, of which Mr. Zhang and Mary Ziping Luo, or Ms. Luo, are the sole owners, and (ii) 28,700 shares of common stock held in trust for which Mr. Zhang and Ms. Luo serve as custodians. Mr. Zhang and Ms. Luo have shared voting and investment power over each of the foregoing shares.

(3)

Includes (i) 1,243,538 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Mr. Zhang, (ii) 649,108 shares held directly by Mr. Zhang, (iii) 817,259 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Ms. Luo, (iv) 547,823 shares held directly by Ms. Luo, (v) 7,631,594 shares of common stock held of record by APCL and (vi) 28,700 shares of common stock held in trust for which Mr. Zhang and Ms. Luo serve as custodians. Mr. Zhang and Ms. Luo are spouses that share the same household, and the number and percentage of beneficial ownership of each represents their aggregate combined ownership of 24.91%, including their combined ownership in APCL and the trust for which they serve as custodians. This also includes (i) 5,000 shares held in an account and (ii) 200,000 held by a trust, each for the benefit of the son of Mr. Zhang and Ms. Luo, Bill Luobei Zhang, who shares Mr. Zhang and Ms. Luo’s household. As such, Mr. Zhang may be deemed to have indirect beneficial ownership of these shares. However, Mr. Zhang disclaims beneficial ownership of these shares, and the inclusion of these shares in this report should not be deemed an admission of beneficial ownership of any such shares for any purpose.

(4)	Based on 44,646,767 shares of common stock outstanding as of December 31, 2014, as reported by the Issuer to Mr. Zhang.

CUSIP No. 03209R 10 3	13G	Page 3 of 8 Pages

1		Names of Reporting Persons Mary Ziping Luo
2	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,365,082(1)
	6	Shared Voting Power 7,660,294(2)
	7	Sole Dispositive Power 1,365,082(1)
	8	Shared Dispositive Power 7,660,294(2)
9		Aggregate Amount Beneficially Owned by Each Reporting Person 11,123,022(3)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 24.91%(3)(4)
12		Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 817,259 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Mary Ziping Luo, or Ms. Luo, and (ii) 547,823 shares held directly by Ms. Luo.

(2)

Includes (i) 7,631,594 shares of common stock held of record by Applied Physics & Chemistry Laboratories, Inc., or APCL, of which Jack Yongfeng Zhang, or Mr. Zhang, and Ms. Luo are the sole owners, and (ii) 28,700 shares of common stock held in trust for which Mr. Zhang and Ms. Luo serve as custodians. Mr. Zhang and Ms. Luo have shared voting and investment power over each of the foregoing shares.

(3)

Includes (i) 1,243,538 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Mr. Zhang, (ii) 649,108 shares held directly by Mr. Zhang, (iii) 817,259 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Ms. Luo, (iv) 547,823 shares held directly by Ms. Luo, (v) 7,631,594 shares of common stock held of record by APCL and (vi) 28,700 shares of common stock held in trust for which Mr. Zhang and Ms. Luo serve as custodians. Mr. Zhang and Ms. Luo are spouses that share the same household, and the number and percentage of beneficial ownership of each represents their aggregate combined ownership of 24.91%, including their combined ownership in APCL and the trust for which they serve as custodians. This also includes (i) 5,000 shares held in an account and (ii) 200,000 held by a trust, each for the benefit of the son of Mr. Zhang and Ms. Luo, Bill Luobei Zhang, who shares Mr. Zhang and Ms. Luo’s household. As such, Mr. Zhang may be deemed to have indirect beneficial ownership of these shares. However, Mr. Zhang disclaims beneficial ownership of these shares, and the inclusion of these shares in this report should not be deemed an admission of beneficial ownership of any such shares for any purpose.

(4)	Based on 44,646,767 shares of common stock outstanding as of December 31, 2014, as reported by the Issuer to Ms. Luo.

CUSIP No. 03209R 10 3	13G	Page 4 of 8 Pages

1		Names of Reporting Persons Applied Physics & Chemistry Laboratories, Inc.
2	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,631,594(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,631,594(1)
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 7,631,594(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11		Percent of Class Represented by Amount in Row (9) 17.09%(1)(2)
12		Type of Reporting Person (See Instructions) CO

(1)	Jack Yongfeng Zhang and Mary Ziping Luo are the sole owners of Applied Physics & Chemistry Laboratories, Inc., or APCL, and have shared voting and investment power over such shares.

(2)	Based on 7,631,594 shares of common stock outstanding as of December 31, 2014, as reported by the Issuer to APCL.

CUSIP No. 03209R 10 3	13G	Page 5 of 8 Pages

Item 1(a)                     Name of Issuer:

Amphastar Pharmaceuticals, Inc.

Item 1(b)                     Address of Issuer’s Principal Executive Officers:

11570 6th Street, Rancho Cucamonga, California 91730

Item 2(a)                     Name of Person Filing:

This statement is filed by (i) Jack Yongfeng Zhang, or Mr. Zhang, (ii) Mary Ziping Luo, or Ms. Luo, and (iii) Applied Physics & Chemistry Laboratories, Inc., or APCL.

APCL holds shares of the Issuer’s Common Stock (as hereinafter defined). Mr. Zhang and Ms. Luo are the sole shareholders of APCL and have shared voting and investment power over such shares.

Item 2(b)                     Address of Principal Office or, if none, Residence:

The address for the principal business office of Mr. Zhang and Ms. Luo is:

c/o Amphastar Pharmaceuticals, Inc.

11570 6th Street, Rancho Cucamonga, California 91730

The address for the principal business office of APCL is:

13760 Magnolia Avenue

Chino, CA 91710

Item 2(c)                      Citizenship:

Mr. Zhang and Ms. Luo are citizens of the United States of America. APCL is a California corporation.

Item 2(d)                     Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e)                      CUSIP No.:

03209R 10 3

Item 3                                    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4                                    Ownership:

(a) Amount beneficially owned:

Mr. Zhang	11,123,022 shares of Common Stock(1)
Ms. Luo	11,123,022 shares of Common Stock(1)
APCL	7,631,594 shares of Common Stock(2)

(b) Percent of class:

Mr. Zhang	24.91%(1)(3)
Ms. Luo	24.91%(1)(3)
APCL	17.09%(2)(3)

CUSIP No. 03209R 10 3	13G	Page 6 of 8 Pages

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote:

Mr. Zhang	1,892,646 shares of Common Stock(4)
Ms. Luo	1,365,082 shares of Common Stock(5)
APCL	7,631,594 shares of Common Stock(2)

(ii) Shared power to vote or to direct the vote:

Mr. Zhang	7,660,294 shares of Common Stock(6)
Ms. Luo	7,660,294 shares of Common Stock(6)
APCL	0 shares of Common Stock(2)

(iii) Sole power to dispose or to direct the disposition of:

Mr. Zhang	1,892,646 shares of Common Stock(4)
Ms. Luo	1,365,082 shares of Common Stock(5)
APCL	7,631,594 shares of Common Stock(2)

(iv) Shared power to dispose of or direct the disposition of:

Mr. Zhang	7,660,294 shares of Common Stock(6)
Ms. Luo	7,660,294 shares of Common Stock(6)
APCL	0 shares of Common Stock(2)

(1)                 Includes (i) 1,243,538 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Mr. Zhang, (ii) 649,108 shares held directly by Mr. Zhang, (iii) 817,259 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Ms. Luo, (iv) 547,823 shares held directly by Ms. Luo, (v) 7,631,594 shares of common stock held of record by APCL and (vi) 28,700 shares of common stock held in trust for which Mr. Zhang and Ms. Luo serve as custodians. Mr. Zhang and Ms. Luo are spouses that share the same household, and the number and percentage of beneficial ownership of each represents their aggregate combined ownership of 24.91%, including their combined ownership in APCL and the trust for which they serve as custodians. This also includes (i) 5,000 shares held in an account and (ii) 200,000 held by a trust, each for the benefit of the son of Mr. Zhang and Ms. Luo, Bill Luobei Zhang, who shares Mr. Zhang and Ms. Luo’s household. As such, Mr. Zhang and Ms. Luo may be deemed to have indirect beneficial ownership of these shares. However, Mr. Zhang and Ms. Luo disclaim beneficial ownership of these shares, and the inclusion of these shares in this report should not be deemed an admission of beneficial ownership of any such shares for any purpose.

(2)                 Mr. Zhang and Ms. Luo are the sole owners of APCL and have shared voting and investment power over such shares.

(3)                 Based on 44,646,767 shares of common stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Persons.

(4)                 Includes (i) 1,243,538 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Mr. Zhang and (ii) 649,108 shares held directly by Mr. Zhang.

(5)                 Includes (i) 817,259 shares of common stock subject to options exercisable within 60 days of December 31, 2014 by Ms. Luo and (ii) 547,823 shares held directly by Ms. Luo.

(6)                 Includes (i) 7,631,594 shares of common stock held of record by APCL, of which Mr. Zhang and Ms. Luo are the sole owners, and (ii) 28,700 shares of common stock held in trust for which Mr. Zhang and Ms. Luo serve as custodians. Mr. Zhang and Ms. Luo have shared voting and investment power over each of the foregoing shares.

CUSIP No. 03209R 10 3	13G	Page 7 of 8 Pages

Item 5                                    Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6                                    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7                                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8                                    Identification and Classification of Members of the Group:

Not applicable.

Item 9                                    Notice of Dissolution of Group:

Not applicable.

Item 10                             Certifications:

Not applicable.

CUSIP No. 03209R 10 3	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2015

JACK YONGFENG ZHANG

/s/ Jack Yongfeng Zhang
Name: Jack Yongfeng Zhang

MARY ZIPING LUO

/s/ Mary Ziping Luo
Name: Mary Ziping Luo

APPLIED PHYSICS & CHEMISTRY LABORATORIES, INC.

By:	/s/ Jack Yongfeng Zhang
Name: Jack Yongfeng Zhang
Title: Owner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated February 5, 2015, by and among Jack Yongfeng Zhang, Mary Ziping Luo and Applied Physics & Chemistry Laboratories, Inc.